EXHIBIT (a)(1)(G)

FORM OF LETTER TO HOLDERS

[Letterhead of U.S. Concrete]

September 9, 2003

Dear U.S. Concrete Associate:

As you know, on August 22, 2003, we commenced a stock option exchange program under which eligible employees have the opportunity to voluntarily surrender eligible stock options with an exercise price of $8.00 per share and above in exchange for restricted shares of our common stock. The terms and conditions of this offer are explained in the Offer to Exchange and Letter of Transmittal sent to you on August 22.

I am writing to let you know of certain modifications that we have made to the terms of the exchange program as described in the Offer to Exchange. These modifications are set forth in more detail in Amendment No. 1 to Schedule TO that we are filing with the Securities and Exchange Commission today, and the descriptions of those modifications contained in this letter are qualified in their entirety by reference to that amendment.

We have rescinded our right to reject, for any or no reason, all tendered eligible options when the offer expires. Instead, we will have the right to reject any eligible options tendered for exchange only upon the occurrence of certain conditions. In particular, we may reject all tendered eligible options if at any time on or after August 22, 2003 and before the expiration date of the offer any of the following events has occurred or has been determined by us to have occurred if, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, the occurrence of the event or events makes it inadvisable for us to proceed with the offer or with the acceptance and cancellation of eligible options tendered for exchange:

(1) there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the options tendered for exchange pursuant to the offer, the issuance of restricted stock in exchange for tendered eligible options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of our company or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(2) there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the acceptance for exchange of, or issuance of restricted stock in exchange for tendered eligible options for, some or all of the eligible options tendered for exchange illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

•	delay or restrict our ability, or render us unable, to accept for exchange, or issue shares of restricted stock for, some or all of the eligible options tendered for exchange;

•	materially impair the contemplated benefits of the offer to us; or

•	materially and adversely affect the business, condition (financial or other), income, operations or prospects of our company or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

(3) there has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

•	any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of our company or our subsidiaries or on the trading in our common stock or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

•	any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on August 22, 2003; or

•	any decline in the market price of the shares of our common stock by an amount in excess of 50% measured during any time period after the close of business on August 22, 2003;

(4) there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record additional compensation expense, other than that based on our common stock value on the exchange date, against our earnings in connection with the offer;

(5) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

(6) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of our company or our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries; or

(7) fewer than 90% of eligible options are validly tendered and not withdrawn as of the expiration date of the offer.

We may elect to waive these conditions, in whole or in part, at any time and from time to time prior to the expiration of the offer.

As a reminder, if you decide to tender your eligible options, you must complete, sign and return the Signature Page to the Letter of Transmittal so that we receive it prior to 5:00 P.M., Central Standard Time, on September 22, 2003.

If you have any questions concerning the offer, please leave a message for the Stock Option Exchange Team at 713-499-6210 or email the Team at exchangeteam@us-concrete.com. A member of the Team will contact you promptly.

Very truly yours,

Eugene P. Martineau
President and Chief Executive Officer